P.E. 1/1/02

02011893

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

926602
1-12998

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2002

TDC A/S

Headquarters
Nørregade 21
DK-0900
Copenhagen, Denmark

JAN 28 2002

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F...X... Form 40-F......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes...... No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
....

TDC

To the Stock Exchanges in
Copenhagen and New York

January 23, 2002
Release 01/ 2002

TDC specifies one-time items in Talkline for 2001

Copenhagen, Denmark – TDC is to take an after-tax one-time loss of DKK 2.1bn for 2001 related to Talkline.

As mentioned in our quarterly reports in 2001, Talkline's performance in the early part of 2001 was not satisfactory, which led TDC to investigate Talkline's strategic options. The result was a decision to plan for a closure of the landline and Internet activities. Mobile and Talkline Infodienste, which are profitable, will continue as operating activities.

The negotiations with the workers' council regarding the planned closure have now been finalized, which allows TDC to assess the financial implications of the restructuring.

Talkline one-time items amounts to a loss of DKK 2.1bn, comprising a non-cash impairment writedown of goodwill and fixed assets of DKK 1.4bn as well as a provision for the closure of landline and Internet activities of DKK 0.7bn, related to fulfilment of obligations toward employees, resellers, etc.

"Talkline has restructured rapidly and is now a strong, focused and profitable mobile business in Germany. With the new structure Talkline will have a positive performance in 2002." says president and CEO Henning Dyremose.

During 2001, TDC realized other one-time items, which are expected to be financially neutral to the TDC Group. A capital gain on the sale of shares in Pannon is not included in 2001.

The accounts for 2001 are not yet finalized, but will, as announced earlier, be released on February 27, 2002. The outlook for 2001 was last updated with the 3Q 2001 report released on November 2, 2001, and existing knowledge as of today raises no need for further updating.

TDC
Noerregade 21
DK-0900 Copenhagen C
Denmark
Tel. +45 33 43 76 80
Fax +45 33 43 76 78

Internet:
www.tdc.dk
E-mail:
Investorrelations@tdc.dk

TDC A/S CVR-nr. 14 77 39 08 Copenhagen

For further information please contact TDC Investor Relations at +45 3343 7680.

TDC, formerly Tele Danmark, is a Danish-based European full-service provider of communications solutions. It is organized in seven main business lines; TDC Tele Danmark, TDC Mobile International, TDC Internet, TDC Switzerland, TDC Cable TV, TDC Services and TDC Directories. TDC is the leading provider of communications services in Denmark, the second-largest communications provider in Switzerland and holds significant interests in a range of communications companies across Northern and Continental Europe. TDC was privatized in 1994. Today, SBC Communications owns a 41.6% stake in TDC and the remaining shares are held by individual and institutional shareowners all over the world.

TDC Listings

Shares: Copenhagen Stock Exchange.
Reuters TDC.CO.
Bloomberg TDC DC.
Nominal value DKK 5.
ISIN DK00-10253335.
SEDOL 5698790.

ADSs: New York Stock Exchange.
One ADS represents half of one common share.
Reuters TLD.N.
Bloomberg TLD US.
SEC 1-12998.
Half of one common share.
CUSIP 87236N102.
SEDOL 2883094.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TDC A/S

By: ______________________
Name: Mrs. Signe Korsgaard
Title: Assistant/Investor Relations

Date: January 24, 2002